                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          SARATOGA BEVERAGE GROUP, INC.
                              (NAME OF THE ISSUER)

                          SARATOGA BEVERAGE GROUP, INC.
                         NCP-SBG RECAPITALIZATION CORP.
                                  NCP-SBG, L.P.
                              NCP-SBG G.P., L.L.C.
                         NORTH CASTLE PARTNERS II, L.P.
                                NCP G.P. II, L.P.
                          NORTH CASTLE G.P. II, L.L.C.
                              CHARLES F. BAIRD, JR.
                                  ROBIN PREVER
                                  STEVEN BOGEN
                               WARREN LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                                ANTHONY MALATINO
                                  JOHN MORABITO
                               JEFFREY HEAVIRLAND
                                    KIM JAMES
                                  ADAM MADKOUR
                                   MARC CRAEN
                     (NAME OF THE PERSONS FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   803436 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ROBIN PREVER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SARATOGA BEVERAGE GROUP, INC.
                        1000 AMERICAN SUPERIOR BOULEVARD,
                           WINTER HAVEN, FLORIDA 33884
                            TELEPHONE: (863) 299-6915
                            TELECOPY: (863) 299-6713
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

   Charles I. Weissman, Esq.                   Franci J. Blassberg, Esq.
    SWIDLER BERLIN SHEREFF                        DEBEVOISE & PLIMPTON
         FRIEDMAN, LLP                              875 Third Avenue
     The Chrysler Building                      New York, New York 10022
     405 Lexington Avenue                      Telephone: (212) 909-6000
   New York, New York 10174                     Telecopy: (212) 909-6836
   Telephone: (212) 973-0111
   Telecopy: (212) 891-9598


This statement is filed in connection with (check the appropriate box):
[X]      (a)      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
[ ]      (b)      The filing of a registration statement under the Securities
                  Act of 1933.
[ ]      (c)      A tender offer.
[ ]      (d)      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE:

   Transaction Valuation*                         Amount of Filing Fee
        $36,189,383                                    $7,237.88


* For purposes of calculating the fee only. The filing fee was determined based upon (a) 4,910,218 issued and outstanding shares of Class A common stock, par value $.01 per share, which does not include 550,000 shares which will be rolled over into the surviving corporation, and 522,955 issued and outstanding shares of Class B common stock, par value $.01 per share (together, the "Shares"), of Saratoga Beverage Group, Inc. as of January 14, 2000; and (b) the merger consideration of $6.00 per Share (the "Merger Consideration"), plus $3,590,345 payable to holders of options and warrants to purchase Shares in exchange for the cancellation of such options and warrants. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Shares (and options and warrants to purchase Shares) for which the Merger Consideration will be paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously                  $7,237.88
     Filing Party:                      Saratoga Beverage Group, Inc.
     Date Filed:                        January 21, 2000
     Form or Registration No.:          Schedule 13E-3

                                  INTRODUCTION

     This Amendment No. 4 to Schedule 13E-3 (this "Amendment No. 4") to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), NCP-SBG Recapitalization Corp. ("MergerCo"), NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), NCP-SBG G.P., L.L.C., a Delaware limited liability company, North Castle Partners II, L.P., a Delaware limited partnership, NCP G.P. II, L.P., a Delaware limited partnership, North Castle G.P. II, L.L.C., a Delaware limited liability company, Charles F. Baird, Robin Prever, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P. and Anthony Malatino (collectively, the "Filing Parties"), in connection with the proposed merger (the "Merger") of NCP-SBG Recapitalization Corp. ("MergerCo") with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation") pursuant to a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, by and among the Company, MergerCo and the Purchaser (the "Amendment"), as amended by Amended and Restated Amendment No. 1 to Stock Purchase Agreement and Agreement and Plan of Merger, dated as of June 7, 2000, by and among the Company, MergerCo and the Purchaser (the "Merger Agreement"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock of the Company issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by the Company as treasury stock,
(ii) 700,000 Shares (the "Rollover Stock") held by Robin Prever, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P., Anthony Malatino and certain other stockholders (collectively, the "Continuing Stockholders"), and (iii) Shares as to which dissenters' rights have been validly exercised, will be converted into the right to receive $6.00 in cash, without interest, and each share of Rollover Stock will be converted into the right to receive one share of common stock of the Surviving Corporation. Immediately following the merger, the Purchaser will hold approximately 89% of the Surviving Corporation and the Continuing Stockholders will hold approximately 11% of the common stock of the Surviving Corporation.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d) and (g) This Statement is being filed by the Company and the Filing Parties.

     The Schedule 13E-3 is supplemented to add the following information regarding the new Filing Parties:

     Adam Madkour, a United States citizen, has been an Executive Vice President and the Chief Operating Officer of the Company since September 1993. Mr. Madkour was general manager of manufacturing for the Deer Park Division of Clorox Inc. from 1987 through September 1993, and is an electrical engineer. His business address is c/o Saratoga Beverage Group, Inc., 11 Geyser Road, Saratoga Springs, New York 12866.

     Kim James, a United States citizen, joined the Company in August 1999 as Chief Financial Officer. Mr. James is a CPA who was previously with a privately held citrus flavor and juice processor in Florida since 1994. He was with International Minerals and Chemical Corporation ("IMC") in various financial and administrative management positions from 1977 through 1993. Prior to joining IMC, he was with ArthurAndersen & Co. His business address is c/o Saratoga Beverage Group, Inc., 1000 American Superior Boulevard, Winter Haven, Florida 34880.

     John Morabito, a United States citizen, has been Executive Vice President of Sales for the Company since January 1999. From June 1993 to January 1999, Mr. Morabito was a director of the Company. In addition to his duties at the Company, Mr. Morabito has been the director of sales development for United Distillers Glenmore, Inc., where he has been employed since 1989. From 1986 through 1989, he was a regional manager for Brown-Foreman Beverage Company and from 1983 through 1986 he was a regional manager for Joseph Victori Wine Company. Prior to that time, Mr. Morabito was employed by each of Foreman Brothers Incorporated and D. Bertoline and Sons as a sales representative. His business address is c/o Saratoga Beverage Group, Inc., 1000 American Superior Boulevard, Winter Haven, Florida 34880.

     Jeffrey Heavirland, a United States citizen, became an Executive Vice President of the Company in January 1999 concurrently with the merger between the Company and Fresh Juice. Mr. Heavirland has held several positions with Hansen's Juices, Inc. He was Director of Sales from July 1988 to December 1993; Vice President of Sales and a director from December 1993 to January 1994; Director, Vice President and Secretary from January 1994 to December 2, 1996. Mr. Heavirland was President, Chief Executive Officer and Assistant Secretary of The Fresh Juice Company of California, Inc. from December 2, 1996 to January 29, 1999. He was also Vice President of Sales and Administration of Fresh Juice from October 1997 to January 1999 and a Director from June 1997 to January 1999. His business address is c/o The Fresh Juice Company of California, Inc., 875 West 8th Street, Azusa, California 91702.

     Marc Craen, a citizen of The United Kingdom, became the General Manager of The Fresh Juice Company of Florida, Inc. in January 1999 concurrently with the merger between the Company and Fresh Juice. Mr. Craen has been employed in various positions with Fresh Juice and its subsidiaries since 1990. His business address is c/o Saratoga Beverage Group, Inc., 1000 American Superior Boulevard, Winter Haven, Florida 34880.

     (e) - (f) None of the Company or any of the Filing Parties, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities to, any such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     The Schedule 13E-3 is hereby supplemented as follows:

     (b) On May 10, 2000, MergerCo and Purchaser (collectively, "North Castle") sent the Company a letter raising certain questions concerning Saratoga's financial statements; these questions were raised as a result of North Castle's updating of their due diligence in late-April and early-May 2000. On May 11, 2000, counsel to the special co North Castle had been reviewed by the special committee and with PricewaterhouseCoopers, LLP, Saratoga's independent accountants ("PWC"), and (ii) PWC had assured the special committee and the Company that there were no accounting irregularities mmittee of the board of directors of the Company responded to North Castle's letter, stating that (i) the concerns raised by and stated in writing that there was no need to consider any revisions to the Company's previously issued financial statements. On May 12, 2000, a conference call among representatives of the Company, North Castle and their respective independent accounting firms was held to discuss these issues in greater detail.

     On May 15, 2000, the Company held its special meeting of stockholders, at which time the Merger Agreement was adopted and approved by the requisite vote of the Company's stockholders. That afternoon, counsel to the special committee of the board of directors of the Company notified North Castle of the successful stockholder vote and informed North Castle of the Company's belief that the Company had complied with all of its conditions to closing for the Merger contemplated in the Merger Agreement.

     On May 17, 2000, the common stock of the Company traded lower in extremely heavy volume. Late in the trading day, the Company received an inquiry from a representative of the Nasdaq Stock Market as to the trading volume and direction, requesting the Company to issue a press release. Soon after the close of trading, North Castle sent a letter to the Company claiming that the Company had not yet satisfied all of its conditions to closing of the Merger and stating North Castle's belief, based on the information available to North Castle, that it was unlikely that the Company would be able to satisfy such conditions. As a result of the Nasdaq request and the receipt of the North Castle letter, on the morning of May 18, 2000, the Company issued a press release summarizing North Castle's letter and asserting its belief that the Company was in compliance with all of its conditions to closing of the Merger. North Castle also issued a press release on May 18, 2000 confirming that it had informed the Company of its concern over the Company's ability to meet all of the closing conditions of the Merger Agreement but asserting its belief in the Company's products, market position and management team.

     Subsequent to May 18, 2000, North Castle and the Continuing Stockholders began to engage in discussions concerning revisions to the Continuing Stockholders' equity in the post-Merger entity. As a result of the ongoing negotiations, the parties agreed to amend the Merger Agreement. On May 31, 2000, as amended and restated on June 7, 2000, the Company, MergerCo and the Purchaser entered into the Amendment, which provided that June 21, 2000 would be the replacement date for May 31, 2000 under Section 7.1(b) of the Merger Agreement (which provides for the right of a party to terminate if the Merger is not consummated by that date), provided that MergerCo and Purchaser and each Continuing Stockholder had entered into definitive documentation regarding the revised Continuing Stockholders' equity in the post-Merger entity on or before June 9, 2000. MergerCo and Purchaser and each Continuing Stockholder entered into definitive documentation regarding the revised Continuing Stockholders' equity in the post-Merger entity on June 9, 2000.

     The Amendment also (a) provided a waiver by North Castle of certain rights under the Merger Agreement regarding the representations and the warranties of the Company with respect to the consolidated financial statements of the Company, and disclosure in the Company's publicly-filed documents with respect thereto, for the fiscal year ended December 31, 1999 and (b) contained acknowledgments that each party had performed or complied in all material respects with all conditions, agreements, obligations and covenants from January 5, 2000 through and including June 7, 2000.

Item 4. TERMS OF THE TRANSACTION.

     (a) - (b) The Schedule 13E-3 is hereby supplemented as follows:

     On May 31, 2000, as amended and restated on June 7, 2000, the Company, MergerCo and the Purchaser entered into the Amendment, which provided that June 21, 2000 shall be the replacement date for May 31, 2000 under Section 7.1(b) of the Merger Agreement (which provides for the right of a party to terminate if the Merger is not consummated by that date), provided that the designation of such replacement date shall cease to be effective if MergerCo and Purchaser and each Continuing Stockholder have not entered into definitive documentation regarding the revised Continuing Stockholders' equity in the post-Merger entity on or before June 9, 2000. MergerCo and Purchaser and each Continuing Stockholder entered into definitive documentation regarding the revised Continuing Stockholders' equity in the post-Merger entity on June 9, 2000.

     The Amendment also (a) provided a waiver by North Castle of certain rights under the Merger Agreement regarding the representations and the warranties of the Company with respect to the consolidated financial statements of the Company, and disclosure in the Company's publicly-filed documents with respect thereto, for the fiscal year ended December 31, 1999 and (b) contained acknowledgments that each party has performed or complied in all material respects with all conditions, agreements, obligations and covenants from January 5, 2000 through and including June 7, 2000.

     The Continuing Stockholders, some of which are Filing Parties, and Saratoga (with the assent of North Castle) entered into the following agreements dated as of June 9, 2000 to be effective as of the closing of the Merger relating to the revised Continuing Stockholders' equity in the post-Merger entity:

          (i) Steven Bogen entered into an Earnout Agreement pursuant to which, immediately after the closing of the Merger, Mr. Bogen agreed to purchase from the Company, and the Company agreed to issue and sell to Mr. Bogen, 56,000 newly-issued shares of Common Stock (the "New Shares") at a price of $6.00 per share. Immediately prior to the occurrence of the first NCP Liquidity Event (as defined in the Earnout Agreement), the Company shall purchase from Mr. Bogen, and Mr. Bogen shall sell to the Company, the Callable Shares owned by Mr. Bogen at a per share price of $0.01.

     Mr. Bogen's "Callable Shares" consist of 55,000 shares of Mr. Bogen's Rollover Stock and Mr. Bogen's 56,000 New Shares.

          (ii) Anthony Malatino entered into an Earnout Agreement pursuant to which, at the Effective Time, Mr. Malatino agreed that, immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Malatino, and Mr. Malatino shall sell to the Company, the Callable Shares owned by Mr. Malatino at a per share price of $0.01. Mr. Malatino's "Callable Shares" consist of 143,393 shares of Mr. Malatino's Rollover Stock.

          (iii) Steel Partners II, L.P. ("Steel") entered into an Earnout Agreement pursuant to which, at the Effective Time, Steel agreed that, immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Steel, and Steel shall sell to the Company, the Callable Shares owned by Steel at a per share price of $0.01. Steel's "Callable Shares" consist of 83,746 shares of Steel's Rollover Stock.

          (iv) Warren Lichtenstein entered into an Earnout Agreement pursuant to which, at the Effective Time, Mr. Lichtenstein agreed that, immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Lichtenstein, and Mr. Lichtenstein shall sell to the Company, the Callable Shares owned by Mr. Lichtenstein at a per share price of $0.01. Mr. Lichenstein's "Callable Shares" consist of 46,254 shares of Mr. Lichtenstein's Rollover Stock.

          (v) Robin Prever entered into an Earnout Agreement pursuant to which, immediately after the closing of the Merger, the Company will issue to Ms. Prever 125,000 restricted New Shares in full satisfaction of the Company's obligations to Ms. Prever under her Non-Competition Agreement. In addition, Ms. Prever entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Ms. Prever agreed that her current stock options to purchase 49,871 shares of Common Stock will not be canceled and will instead be rolled over into options to purchase 49,871 New Shares ("New Options"). Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Ms. Prever, and Ms. Prever shall sell to the Company, Ms. Prever's Callable Shares owned by Ms. Prever at a per share price of $0.01. Ms. Prever's "Callable Shares" consist of Ms. Prever's 125,000 restricted New Shares, her New Options and the New Shares issuable upon exercise of such New Options.

     In addition, the following officers of Saratoga entered into the following agreements with Saratoga (with the assent of North Castle):

          (i) John Morabito entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Mr. Morabito agreed that his current stock options to purchase 26,250 shares of Common Stock will not be canceled and will instead be rolled over into options to purchase 26,250 New Shares ("New Options"). Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Morabito, and Mr. Morabito shall sell to the Company, Mr. Morabito's New Options and New Shares at a per share price of $0.01.

          (ii) Jeffrey Heavirland entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Mr. Heavirland agreed that his current stock options to purchase 35,000 shares of Common Stock will not be canceled and will instead be rolled over into New Options to purchase 35,000 New Shares. Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Heavirland, and Mr. Heavirland shall sell to the Company, Mr. Heavirland's New Options and New Shares at a per share price of $0.01.

          (iii) Kim James entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Mr. James agreed that his current stock options to purchase 7,000 shares of Common Stock will not be canceled and will instead be rolled over into New Options to purchase 7,000 New Shares. Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. James, and Mr. James shall sell to the Company, Mr. James's New Options and New Shares at a per share price of $0.01.

          (iv) Adam Madkour entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Mr. Madkour agreed that his current stock options to purchase 34,250 shares of Common Stock will not be canceled and will instead be rolled over into New Options to purchase 34,250 New Shares. Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Madkour, and Mr. Madkour shall sell to the Company, Mr. Madkour's New Options and New Shares at a per share price of $0.01.

          (v) Marc Craen entered into an Optionholder Earnout Agreement pursuant to which, at the Effective Time, Mr. Craen agreed that his current stock options to purchase 17,500 shares of Common Stock will not be canceled and will instead be rolled over into New Options to purchase 17,500 New Shares. Immediately prior to the occurrence of the first NCP Liquidity Event, the Company shall purchase from Mr. Craen, and Mr. Craen shall sell to the Company, Mr. Craen's New Options and New Shares at a per share price of $0.01.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The Schedule 13E-3 is hereby supplemented as follows:

     (d) The information set forth under the caption "Item 4. TERMS OF THE TRANSACTION" above is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth under the caption "Item 4. TERMS OF THE TRANSACTION" above is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     See attached Exhibit Index.

                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated: June 14, 2000.


NCP-SBG, RECAPITALIZATION CORP.             NCP G.P. II, L.P.
                                            By: NORTH CASTLE G.P. II, L.L.C.,
         By: /s/ Peter J. Shabecoff         its general partner
             ----------------------------
         Name:  Peter J. Shabecoff                   By: /s/ Peter J. Shabecof
         Title: Vice President                           -----------------------
                                                     Name: Peter J. Shabecoff
                                                     Title: Managing Director
NCP-SBG L.P.
By: NCP-SBG G.P., L.L.C.,
its general partner                         NORTH CASTLE G.P. II, L.L.C.

         By: /s/ Peter J. Shabecoff                  By: /s/ Peter J. Shabecof
             ----------------------------                -----------------------
         Name:  Peter J. Shabecoff                   Name: Peter J. Shabecoff
         Title: Executive Vice President             Title: Managing Director


NCP-SBG G.P., L.L.C.                        /s/ CHARLES F. BAIRD, JR
                                            ----------------------------------
         By: /s/ Peter J. Shabecoff         CHARLES F. BAIRD, JR.
             ----------------------------
         Name: Peter J. Shabecoff
         Title: Executive Vice President


NORTH CASTLE PARTNERS II, L.P.
By: NCP G.P. II, L.P., its general partner
By: NORTH CASTLE G.P. II, L.L.C.,
its general partner

         By: /s/ Peter J. Shabecoff
             ----------------------------
         Name: Peter J. Shabecoff
         Title: Executive Vice President

                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



Dated: June 14, 2000.

                                SARATOGA BEVERAGE GROUP, INC.

                                         By: /s/ Irene Fonzi
                                             ----------------------------
                                         Name: Irene Fonzi
                                         Title: General Counsel and Secretary


                                STEEL PARTNERS II, L.P.
                                By: Steel Partners, L.L.C.,
                                its General Partner

                                         By: /s/ Warren Lichtenstein
                                             ----------------------------
                                         Name: Warren Lichtenstein
                                         Title: Chief Executive Officer



         /s/ Robin Prever                   /s/ John Morabito
         -----------------------------      -----------------------------
         ROBIN PREVER                       JOHN MORABITO


         /s/ Steven Bogen                   /s/ Jeffrey Heavirland
         -----------------------------      -----------------------------
         STEVEN BOGEN                       JEFFREY HEAVIRLAND



         /s/ Warren Lichtenstein            /s/ Kim James
         -----------------------------      -----------------------------
         WARREN LICHTENSTEIN                KIM JAMES


         /s/ Anthony Malatino               /s/ Adam Madkour
         -----------------------------      -----------------------------
         ANTHONY MALATINO                   ADAM MADKOUR


                                            /s/ Marc Craen
                                            -----------------------------
                                            MARC CRAEN

                                  EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------
17(c)(8)              Earnout Agreement, dated as of June 9, 2000, by and between Saratoga
                      Beverage Group, Inc. and Steven Bogen.

17(c)(9)              Earnout Agreement, dated as of June 9, 2000, by and between Saratoga
                      Beverage Group, Inc. and Warren Lichtenstein.

17(c)(10)             Earnout Agreement, dated as of June 9, 2000, by and between Saratoga
                      Beverage Group, Inc. and Steel Partners II, L.P..

17(c)(11)             Earnout Agreement, dated as of June 9, 2000, by and between Saratoga
                      Beverage Group, Inc. and Robin Prever.

17(c)(12)             Earnout Agreement, dated as of June 9, 2000, by and between Saratoga
                      Beverage Group, Inc. and Anthony Malatino.

17(c)(13)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and John Morabito.

17(c)(14)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and Jeffrey Heavirland.

17(c)(15)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and Kim James.

17(c)(16)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and Adam Madkour.

17(c)(17)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and Marc Craen.

17(c)(18)             Optionholder Earnout Agreement, dated as of June 9, 2000, by and between Saratoga Beverage Group, Inc. and Robin Prever.





                                        7